                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                                 TELEDYNE, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  879335 10 7
           --------------------------------------------------------
                                 (CUSIP Number)

                             Edmund M. Kaufman, Esq.
                              Irell & Manella LLP
                              333 South Hope Street
                          Los Angeles, California 90071
                                  213-620-1555
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  April 1, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               SCHEDULE 13D
CUSIP No. 879335107                                          Page 2 of 2 Pages
          ---------                                              ---  ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

         Henry E. Singleton
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                             (a)  / /
     of a Group*                                                       (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
         N/A
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         United States
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
Beneficially Owned                  7,272,260
by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    7,272,260
                             --------------------------------------------------
                             (10) Shared Dispositive Power

- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         7,272,260
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         13.1%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
         IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the common stock, par value $1.00 per share ("TI Common Stock"), of Teledyne, Inc., a Delaware corporation ("TI"). The principal executive offices of the Company are located at 2049 Century Park East, Los Angeles, California 90067.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) - (c), (f).      This Statement is being filed on behalf of Dr. Henry E.
Singleton. Dr. Singleton is a rancher and investor. Dr. Singleton's business address is 335 North Maple Drive, Beverly Hills, California 90210. Dr. Singleton is a citizen of the United States. Dr. Singleton is a co-founder of TI. He was Chairman of the Board of Directors of TI from 1960 to January 1991. From 1960 to 1986, he served as TI's Chief Executive Officer. He is currently a member of TI's Board of Directors. He has previously reported his ownership of the 7,272,260 shares of TI Common Stock covered by this Schedule 13D (the "Shares") on a Schedule 13G, as amended.

(d) During the last five years, Dr. Singleton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Dr. Singleton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

     THE FOLLOWING SUMMARY OF CERTAIN PROVISIONS OF THE COMBINATION AGREEMENT AND THE STOCKHOLDER AGREEMENT (AS EACH SUCH TERM IS DEFINED BELOW) IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH AGREEMENTS, COPIES OF WHICH ARE INCLUDED HEREIN AS EXHIBIT 1 AND EXHIBIT 2, RESPECTIVELY, AND INCORPORATED HEREIN BY REFERENCE.

     On April 1, 1996, Dr. Singleton entered into a Stockholder Agreement (the "Stockholder Agreement") with Allegheny Ludlum Corporation, a Pennsylvania


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corporation ("ALC"), with respect to the Shares.  The Stockholder Agreement was entered into in connection with the Agreement and Plan of Merger and Combination dated as of April 1, 1996 (the "Combination Agreement") by and among XYZ/Power, Inc., a Delaware corporation the name of which has since been changed to Allegheny Teledyne Incorporated ("ATI"), ALC and TI.

     The Combination Agreement contemplates, among other things, (i) the merger of a to-be-formed subsidiary of ATI with and into TI (the "TI Merger"), and (ii) the simultaneous merger of another to-be-formed subsidiary of ATI with and into ALC (the "ALC Merger" and, together with the TI Merger, the "Combination").
Upon consummation of the TI Merger, each share of TI Common Stock (other than certain shares described in the Combination Agreement) will be converted into
1.925 shares of the Common Stock of ATI (although cash will be paid in lieu of the issuance of fractional shares). TI will be the surviving corporation in the TI Merger and will become a wholly-owned subsidiary of ATI. Following the effective time of the Combination (the "Effective Time"), TI Common Stock will be delisted from the New York Stock Exchange and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Consummation of the Combination is conditioned upon the approval of the stockholders of TI, as well as other conditions set forth in the Combination Agreement.

     In the Stockholder Agreement, Dr. Singleton has agreed that, until the earlier of the Effective Time or the date on which the Combination Agreement is terminated (the earlier thereof, the "Expiration Date"), Dr. Singleton will vote all Shares owned by him at any meeting of TI's shareholders
(whether annual or special and whether or not an adjourned meeting), or, if applicable, take action by written consent (i) for adoption and approval of the Combination Agreement and in favor of the TI Merger and otherwise in favor of the Combination and any other transaction contemplated by the Combination Agreement as the same may be modified or amended from time to time and (ii) against any action, omission or agreement which would or could impede or interfere with, or have the effect of discouraging, the Combination, including, without limitation, any Acquisition Proposal (as defined in the Combination Agreement and used herein with the same meaning) other than the Combination. In the Stockholder Agreement, Dr. Singleton has also agreed that, in furtherance of the transactions contemplated by the Stockholder Agreement and by the Combination Agreement, and in order to secure the performance by him of his duties under the Stockholder Agreement, at ALC's request he will promptly execute an irrevocable proxy to vote, or, if applicable, to give consent with respect to, all of the Shares in respect of any of the matters described above in this paragraph.

     Pursuant to the Stockholder Agreement, Dr. Singleton has also agreed that:
(i) he will not sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, any of the Shares or any interest therein (provided that the foregoing shall not prevent him from transferring his Shares to an entity for estate planning purposes, provided that he retains sole voting rights over the Shares or the


                                        4

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estate planning entity executes a joinder agreeing to be bound by the terms of the Stockholder Agreement); (ii) other than as expressly contemplated by the Stockholder Agreement, he will not grant any powers of attorney or proxies or consents in respect of any of the Shares, deposit any of the Shares into a voting trust, enter into a voting agreement with respect to any of the Shares or otherwise restrict the ability of the holder of any of the Shares owned by him freely to exercise all voting rights with respect thereto; (iii) he will not, in his capacity as a stockholder of TI, and he will direct and use his best efforts to cause his agents and representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal, will immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties, conducted theretofore with respect to any of the foregoing and will take the necessary steps to inform his agents and representatives of the obligations described in this subclause (iii), and will notify ALC immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, him; and (iv) he will not take any action whatsoever that, based on advice from TI's or ALC's independent auditors, would or could prevent the Combination from qualifying for "pooling of interests" accounting treatment.

     The Stockholder Agreement, and any proxy given pursuant to the terms thereof, will terminate automatically on the Expiration Date.

     TI and ALC have jointly announced their anticipation that, following the consummation of the Combination, dividends on the ATI Common Stock will initially be paid at the annual rate of $.64 per share.

     The Combination Agreement provides that, upon consummation of the Combination, the Board of Directors of ATI will consist of Richard P. Simmons as Chairman of the Board and Chairman of the Executive Committee, Arthur H. Aronson, Robert P. Bozzone, Paul S. Brentlinger, Charles J. Queenan, Jr.,
Donald B. Rice, George A. Roberts, William P. Rutledge, Henry E. Singleton, and six additional directors, three of whom will be named by ALC and three by TI. Messrs. Simmons, Aronson, Bozzone, Brentlinger and Queenan are currently members of the Board of Directors of ALC and, if any of them is unable or unwilling to act, ALC will have the right to name a substitute. Dr. Rice and Messrs. Roberts, Rutledge and Singleton are currently members of the Board of Directors of TI and, if any of them is unable to act, TI will have the right to name a substitute.

     Upon consummation of the Combination, William P. Rutledge, who is currently Chairman of the Board and Chief Executive Officer of TI, will be President and Chief Executive Officer of ATI. Arthur H. Aronson, ALC's President and Chief Executive Officer, and Donald B. Rice, Teledyne's President and Chief Operating officer, will become Executive Vice Presidents of ATI. In addition, Mr. Aronson will remain President and Chief Executive Officer of ATI's ALC subsidiary, and Dr. Rice will


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remain President and will become Chief Executive Officer of ATI's TI subsidiary.
James L. Murdy, currently Senior Vice President-Finance and Chief Financial Officer of ALC, and Jon D. Walton, currently Vice President-General Counsel and Secretary of ALC, will hold the same positions, respectively, with ATI.

     Except as set forth above and except as further provided in the Stockholder Agreement or the Combination Agreement, Dr. Singleton does not have any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities, or the disposition of securities, of TI;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TI or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of TI or any of its subsidiaries;

     (d) any change in the present board of directors or management of TI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of TI;

     (f)  any other material change in TI's business or corporate structure;

     (g) changes in TI's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of TI to be delisted from a national securities exchange or to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System;

     (i) a class of equity securities of TI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Dr. Singleton has beneficial ownership of the 7,272,260 Shares owned by him, which represent approximately 13.0% of the issued and outstanding shares of TI Common Stock of TI (as reported in TI's proxy statement dated March 20, 1996 relating to TI's 1996 Annual Meeting of Stockholders, which TI has announced has been postponed in light of the execution of the Combination Agreement).


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     (b)  Subject to the provisions of the Stockholder Agreement, Dr. Singleton has sole voting and dispositive powers with respect to the Shares.

     (c) Dr. Singleton has not effected any transactions relating to TI Common Stock within the past sixty days.

     (d) No other person is known to Dr. Singleton to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Except for the Stockholder Agreement, Dr. Singleton does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1. Agreement and Plan of Merger and Combination, dated as of April 1, 1996, by and among XYZ/Power, Inc. (now called Allegheny Teledyne Incorporated), Allegheny Ludlum Corporation and Teledyne, Inc.

EXHIBIT 2. Stockholder Agreement, dated as of April 1, 1996, by and between Allegheny Ludlum Corporation and Henry E. Singleton (including Annex A: Form of Irrevocable Proxy).


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SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   HENRY E. SINGLETON

      April 9, 1996                /s/ Henry E. Singleton
- -------------------------          ------------------------------
Date                               Henry E. Singleton


                                        8

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                                  EXHIBIT INDEX


EXHIBIT        DESCRIPTION                                                       PAGE

EXHIBIT 1.     Agreement and Plan of Merger and Combination, dated as of April
               1, 1996, by and among XYZ/Power, Inc. (now called Allegheny
               Teledyne Incorporated), Allegheny Ludlum Corporation and
               Teledyne, Inc.

EXHIBIT 2.     Stockholder Agreement, dated as of April 1, 1996, by and between
               Allegheny Ludlum Corporation and Henry E. Singleton (including
               Annex A: Form of Irrevocable Proxy).

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